Exhibit 99.1

Zhangmen Education Inc. Provides Update on PRC Regulatory Policy

SHANGHAI, July 26, 2021/PRNewswire/ – Zhangmen Education Inc. (“Zhangmen” or the “Company”) (NYSE: ZME), a leading online education company in China focused on providing personalized online courses to K-12 students, noted that the General Office of the Communist Party of China Central Committee and the General Office of the State Council jointly issued a set of guidelines on July 24, 2021, aiming to ease the burden of excessive homework and after-school tutoring for students receiving compulsory education (the “Guidelines”). The Guidelines, among other things, require that all institutions offering after-school tutoring on academic subjects in compulsory education be registered as non-profit organizations, obtain approval from the relevant regulatory authorities, and comply with various operational requirements with respect to class hours, faculty qualifications, tuition standards, advertising and others. In addition, the Guidelines prohibit all such tutoring businesses from raising funds through stock exchange listings or other capital-related activities. Foreign investments in school curriculum-based tutoring institutions through variable interest entity (VIE) arrangements, mergers and acquisitions or otherwise are also prohibited. Listed companies are banned from raising capital through equity offerings to invest in businesses offering tutoring on academic subjects in compulsory education. The Guidelines require that all businesses that have already violated these rules take corrective measures as appropriate. The Guidelines also provide that institutions offering after-school tutoring on high school curriculum, which is not part of compulsory education, shall also take into consideration of the Guidelines when conducting activities.

Although the interpretation and implementation of the Guidelines remain uncertain, we expect the Guidelines to have material impacts on our existing business operations, financial condition and corporate structure. As we are currently exploring measures to comply with the requirements in the Guidelines, we will continue to seek guidance from the regulatory authorities to improve our operations in strict compliance with all laws and regulations, fulfil our social responsibilities, provide our users with high-quality services, and promote the long-term development of China’s education industry.

About Zhangmen Education Inc.

Zhangmen Education Inc. (NYSE: ZME) is a leading online education company in China focused on providing personalized online courses to K-12 students. The Company’s core course offerings encompass one-on-one and small-class after-school tutoring services covering all core K-12 academic subjects, with an established portfolio of well-recognized online education brands including Zhangmen one-on-one, Zhangmen Small Class, Zhangmen Kids and Xiaoli. Leveraging its high-quality teaching talents with localized insights, data-driven localized educational content and powerful technology infrastructure, the Company provides a personalized and results-driven learning experience to students across different regions. Over the years, the Company has successfully garnered wide recognition in the industry and established “Zhangmen” as a trusted online education brand. For more information, please visit ir.zhangmenedu.com.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements which are made pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,”

“intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. Statements that are not historical facts, including statements about the Company’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

Zhangmen Education Inc.

Investor Relations

E-mail: ir@zhangmen.com

The Piacente Group, Inc.

Emilie Wu

Tel: +86-21-6039-8363

E-mail: zhangmen@thepiacentegroup.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: zhangmen@thepiacentegroup.com